LightInTheBox Holding Co., Ltd.

June 20, 2024

VIA EDGAR

Rucha Pandit

Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	LightInTheBox Holding Co., Ltd.
Form 20-F for Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-35942

Dear Pandit and King:

LightInTheBox Holding Co., Ltd. (the “Company”) confirms receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2024, regarding the Company’s annual report on Form F-20 for the fiscal year ended December 31, 2023 filed with the Commission on March 28, 2024. The Company is actively preparing a reply letter that proposes edits to be included on the Form 20-F for the fiscal year ended December 31, 2024 in response to the Staff’s comments. To better address the Staff’s comments with the proposed edits and further improve the quality of our disclosure, we respectfully submit to the Staff to request an extension until June 28, 2024 to submit our response to the Staff’s comments.

If you have any further questions or comments, please contact our U.S. counsel, Yu Wang at (+852) 6386-1503 or wangyu@hankunlaw.com.

Sincerely,

/s/ Yuanjun Ye
Yuanjun Ye
Chief Financial Officer

cc: Yu Wang, Esq., Han Kun Law Offices LLP